UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.6)

NAVISTAR INTERNATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

63934E108
(CUSIP Number)

Dr. Klaus Schartel TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. TRATON SE f/k/a Volkswagen Truck & Bus GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.70%**
14.	Type of Reporting Person (See Instructions) OO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017.

** Based on 99,576,146 shares of Common Stock outstanding as of November 5, 2020, as represented by the Company in the Merger Agreement (defined below).

CUSIP No.
1.	Names of Reporting Persons. Volkswagen Aktiengesellschaft
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.70%**
14.	Type of Reporting Person (See Instructions) HC, CO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017.

** Based on 99,576,146 shares of Common Stock outstanding as of November 5, 2020, as represented by the Company in the Merger Agreement (defined below).

Item 1. Security and Issuer

This statement constitutes Amendment Number 6 to the Schedule 13D relating to the issued and outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation, a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2017 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on April 18, 2018 (“Amendment No. 1”), Amendment No. 2 thereto filed on January 30, 2020 (“Amendment No. 2”), Amendment No. 3 thereto filed on September 10, 2020 (“Amendment No. 3”), Amendment No. 4 thereto filed on October 14, 2020 (“Amendment No. 4”) and Amendment No. 5 thereto filed October 19, 2020 (“Amendment No. 5,” and collectively, with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”) on behalf of the Reporting Persons to furnish the additional information set forth herein. The principal executive offices of the Issuer are located at 2701 Navistar Drive, Lisle, Illinois 60532. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such term in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 6 in connection with the execution of the Agreement and Plan of Merger, dated as of November 7, 2020, among the Issuer, TRATON and Dusk Inc., a Delaware corporation (the “Merger Subsidiary”) (the “Merger Agreement”), the Voting Agreements (as defined below) and the related transactions described in Item 4 below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by adding the following paragraph:

The description of the Merger Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The funding for the cash consideration payable pursuant to the Merger Agreement will be obtained through one or more of bank borrowings, capital markets transactions and/or an intercompany loan from an affiliate of Volkswagen AG.

On November 7, 2020 concurrently with the execution of the Merger Agreement, and as an inducement for TRATON and Merger Subsidiary to enter into the Merger Agreement, Carl Icahn, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Offshore LP, Icahn Onshore LP, Beckton Corp., Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P. and Icahn Enterprises G.P. Inc. (collectively the “Icahn Stockholders”) entered into the Voting and Support Agreement with TRATON and Merger Subsidiary (the “Icahn Voting Agreement”) with respect to the Common Stock held by the Icahn Stockholders, and MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP and MHR Institutional Partners III LP (collectively the “MHR Stockholders”, and together with the Icahn Stockholders, the “Supporting Stockholders”) entered into the Voting and Support Agreement with TRATON and Merger Subsidiary (the “MHR Voting Agreement” and together with the Icahn Voting Agreement, the “Voting Agreements”) with respect to the Common Stock held by the MHR Stockholders (such shares held by each of the Supporting Stockholders, the “Voting Shares”). As of November 7, 2020, the Supporting Stockholders collectively controlled 32,954,960 shares of Common Stock, representing approximately 33.1% of the issued and outstanding Common Stock. The Common Stock beneficially owned by the Supporting Stockholders have not been purchased by the Reporting Persons, and thus no funds were used for such purpose. The Reporting Persons did not pay any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraphs:

On November 7, 2020, the Issuer, entered into the Merger Agreement with TRATON and Merger Subsidiary, pursuant to which Merger Subsidiary will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company in the Merger as a wholly owned indirect subsidiary of TRATON (the “Surviving Corporation”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each share of Common Stock outstanding immediately prior to the Effective Time (except for certain shares of Common Stock held by the Issuer as treasury stock or by any of its subsidiaries and by TRATON and its subsidiaries (other than shares held for the account of clients, customers or other persons), and shares of Common Stock owned by stockholders of the Issuer who have properly exercised and perfected and not withdrawn a demand for appraisal rights under Delaware law) shall be automatically canceled and converted into the right to receive $44.50 in cash, without interest (the “Common Merger Consideration”); (b) each share of Series D Convertible Junior Preference Stock of the Issuer, par value $1.00 per share (“Series D Stock”) outstanding immediately prior to the Effective Time, unless otherwise provided in the Merger Agreement, shall be automatically canceled and converted into an amount in cash, without interest, equal to the portion of the Common Merger Consideration that would have been payable in respect of such share of Series D Stock had such share of Series D Stock been converted into Common Stock pursuant to the terms of the certificate of incorporation of the Issuer in effect immediately prior to the Effective Time (the “Series D Merger Consideration” and, together with the Common Merger Consideration, the “Merger Consideration”); and (c) the sole share of Series B Nonconvertible Junior Preference Stock of the Issuer, par value $1.00 (“Series B Stock”), issued and outstanding immediately prior to the Effective Time, shall be unaffected by the Merger and shall remain outstanding as one share of Series B Stock of the Surviving Corporation, with the same rights, powers, preferences and privileges attributable to the sole share of Series B Stock immediately prior to the Effective Time.

In addition, subject to the terms and conditions of the Merger Agreement, at or immediately prior to the Effective Time, (a) each option to purchase shares of Common Stock (each, a “Common Stock Option”) that is then outstanding under any Common Stock Plan (as defined in the Merger Agreement) (whether or not exercisable or vested) shall be automatically canceled, and the Issuer shall pay the holder of such Common Stock Option an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Common Stock Option by (ii) the number of shares of Common Stock underlying such Common Stock Option (assuming full vesting of the Common Stock Option) had such holder exercised the Common Stock Option in full immediately prior to the Effective Time; (b) each award of Common Stock that is subject to vesting or other forfeiture conditions (each, a “Issuer Restricted Share”) and each restricted stock unit entitling the holder to delivery of shares of Common Stock, subject to satisfaction of vesting or other forfeiture conditions (together with the Issuer Restricted Shares, the “Issuer Restricted Stock Awards”) that is then outstanding under any Common Stock Plan (whether or not vested), shall be automatically canceled, and the Issuer shall pay the holder an amount in cash equal to the product of the Merger Consideration and the number of shares of Common Stock represented by such Issuer Restricted Stock Award; and (c) Issuer performance cash units will be amended to provide that the applicable performance conditions are deemed to have been achieved at the greater of target or actual performance, with such performance cash unit to otherwise remain outstanding subject to its existing terms and conditions.  Restricted cash units whose terms provide only for service-based vesting will continue to be governed by their existing terms and conditions.

Consummation of the Merger is subject to various closing conditions, including, (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote on such matter at a meeting of the Issuer’s stockholders, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as certain non-U.S. regulatory approvals, and (iii) the absence of any law or order (whether temporary, preliminary or permanent) by a governmental entity retrains or otherwise prohibits the Merger or the other transactions contemplated by the Merger Agreement. Each party’s obligation to close is also conditioned on (a) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) and (b) the other party’s performance of its obligations and covenants contained in the Merger Agreement, in all material respects. TRATON’s obligation to close the Merger is also conditioned on (x) in the event that a CFIUS filing request is received by the parties prior to the closing of the Merger, approval by the Committee on Foreign Investment in the United States (“CFIUS”) and (y) the absence of any Material Adverse Effect (as defined in the Merger Agreement) on the Issuer and its subsidiaries, taken as a whole. Additionally, the parties have agreed that the closing of the Merger does not have to occur prior to July 1, 2021.

The Merger Agreement also contains customary representations, warranties and covenants of the Issuer, TRATON and Merger Subsidiary. The Issuer has also made certain covenants in the Merger Agreement, including covenants regarding the operation of the business of the Issuer and its subsidiaries prior to the Effective Time. The Issuer has also agreed to a non-solicitation covenant in the Merger Agreement which restricts the Issuer’s ability to

(i) solicit, initiate or take any action to knowingly facilitate or encourage alternative acquisition proposals from third parties, (ii) provide non-public information to and engage in discussions or negotiations with third parties regarding alternative acquisition proposals, (iii) fail to make, withdraw or modify in a manner adverse to TRATON the board of directors of the Issuer’s recommendation to the stockholders to vote in favor of the Merger (or recommend an acquisition proposal), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any equity securities of the Issuer and (v) enter into certain agreements relating to an alternative acquisition proposal. Notwithstanding the limitations applicable under the non-solicitation covenant, after the date of the Merger Agreement and prior to the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock (the “Issuer Stockholder Approval”), the Issuer may, if the Issuer’s board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such actions would reasonably be likely to be inconsistent with the directors’ fiduciary duties under Delaware law, (a) fail to make, withdraw or modify in a manner adverse to TRATON the board of directors’ recommendation to the stockholders to vote in favor of the Merger or recommend an alternative acquisition proposal (any of the foregoing, an “Adverse Recommendation Change”), (x) following receipt of a Superior Proposal (as defined in the Merger Agreement) that did not result from a material breach of the non-solicitation provisions of the Merger Agreement or (y) in response to material events, changes, occurrences, effects or developments arising after the date of the Merger Agreement that were not known by the board of directors as of the date of the Merger Agreement (other than the existence of any alternative acquisition proposal) (an “Intervening Event”), (b) provide non-public information to and participate in discussions or negotiations with third parties with respect to any unsolicited alternative acquisition proposal that the Issuer’s board of directors reasonably believes could result in a Superior Proposal, or (c) take any action that a court of competent jurisdiction orders the Issuer to take; provided that the Issuer shall keep TRATON reasonably informed, on a prompt basis, of the status and details of any acquisition proposal. The board of directors may not make an Adverse Recommendation Change unless (a) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, the Issuer provides TRATON with the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Superior Proposal, and following which, TRATON does not make a binding offer on terms at least as favorable to the Issuer’s stockholders as the Superior Proposal; and (b) in the case of an Intervening Event, the Issuer provides TRATON with a reasonably detailed description of the reasons for making the Adverse Recommendation Change, and following which, TRATON does not make a binding offer that, in the reasonable judgment of the Issuer’s board of directors, obviates the need for such Adverse Recommendation Change.

The Merger Agreement may be terminated by each of the Issuer and TRATON under certain circumstances, including if the Merger is not consummated by September 30, 2021 (the “End Date”), provided that the End Date may be automatically extended until December 31, 2021 if (a) all of the conditions to the closing of the Merger are satisfied other than the receipt of regulatory approvals or CFIUS approval, or (b) if a CFIUS filing request is received by the parties prior to the closing of the Merger; provided further that no party may terminate the Merger Agreement if such party’s breach resulted in or caused the failure of a condition to consummate the Merger by the End Date. The Issuer may terminate the Merger Agreement if, at any time prior to the Issuer Stockholder Approval, the Issuer’s board of directors has made an Adverse Recommendation Change in order to accept a Superior Proposal and the Issuer concurrently enters into a binding written definitive acquisition agreement to consummate such Superior Proposal; provided that the Issuer shall have paid the termination fee (as identified below) immediately before or simultaneously with, and as a condition to, such termination. TRATON may terminate the Merger Agreement if, at any time prior to the Issuer Stockholder Approval, an Adverse Recommendation Change shall have occurred, or at any time after receipt or public announcement of an alternative acquisition proposal, the Issuer’s board of directors shall have failed to publicly reaffirm its recommendation to the stockholders to vote in favor of the Merger within ten (10) business days after receipt of any written request to do so from TRATON. The Merger Agreement also provides for certain other customary termination rights for the Issuer and TRATON, and further provides that a termination fee in the amount of $125,000,000 will be payable by the Issuer to TRATON in connection with the termination of the Merger Agreement under certain specified circumstances, including if the Issuer terminates the Merger Agreement in order to accept a Superior Proposal and enter into an acquisition agreement related to such Superior Proposal. In the event that the stockholders of the Issuer do not approve the Merger at the Issuer’s stockholder meeting, the Issuer shall reimburse TRATON and its affiliates for 100% of their documented out-of-pocket fees and expenses in an amount up to $25,000,000 actually incurred in connection with the Merger Agreement. If the Issuer is required to pay TRATON the termination fee and to reimburse TRATON for its expenses, the termination fee will be reduced by the amount paid as reimbursement for out-of-pocket fees and expenses of TRATON, such that the Issuer will not be required to pay an amount in excess of $125,000,000.

The Issuer and TRATON have agreed to use their reasonable best efforts to obtain the necessary regulatory approvals to consummate the Merger, including preparing and filing all notices, reports and other filings and defending through litigation any proceeding seeking to prevent the Merger. No later than ten business days after the signing of the Merger Agreement, TRATON and the Issuer will jointly inform CFIUS that the parties do not intend to file a CFIUS notice in connection with the transactions contemplated by the Merger Agreement. In the event CFIUS requests, at any time prior to the closing of the Merger that the parties submit a joint voluntary notice, the parties shall as promptly as reasonably practicable submit to CFIUS a joint voluntary notice of the Merger.

The Voting Agreements require each Supporting Stockholder to vote (or cause to be voted) such Supporting Stockholder’s Voting Shares less certain excluded shares (i) in favor of the adoption and approval of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of the Issuer at which any of the foregoing matters are submitted for consideration to solicit additional votes, (iii) in favor of any non-binding advisory vote on “golden parachute” executive compensation arrangements and (iv) against any Acquisition Proposal (as defined by the Merger Agreement) or Superior Proposal (as defined by the Merger Agreement). Pursuant to the Voting Agreements, each Supporting Stockholder waives appraisal rights. The Voting Agreements do not limit or restrict the Supporting Stockholder in his or her capacity as a director or officer from acting in such capacity or voting in such capacity in such person’s sole discretion on any matter.

The Voting Agreements terminate upon the earlier to occur of: (i) the effective time of the Merger, (ii) termination of the Merger Agreement in accordance with its terms, (iii) an Adverse Recommendation Change (as defined in the Merger Agreement), (iv) the conclusion of a Company Stockholder Meeting (as defined in the Merger Agreement), including any adjustment or postponement thereof or (v) the date on which there is any modification, waiver or amendment to the Merger Agreement (other than any modification, waiver or amendment that does not adversely affect the rights of the Supporting Stockholders) and not approved by the Supporting Stockholders.

To the extent that any Supporting Stockholder acquires beneficial ownership of any Voting Shares during the term of the Voting Agreements, such Voting Shares will become subject to the terms of the Voting Agreements to the same extent as though such Voting Shares were owned by such Supporting Stockholder as of the date of the Voting Agreements.

Until the earlier of the termination of the Voting Agreements and the date on which the Merger Agreement is adopted by the Issuer’s stockholders, each Supporting Stockholder is prohibited from transferring any Voting Shares beneficially owned by such Supporting Stockholder, subject to certain exceptions.  Each Supporting Stockholder has also agreed not to (i) solicit or encourage competing acquisition proposals, (ii) enter into or participate in discussions or negotiations regarding competing acquisition proposals, (iii) make or participate in a solicitation of proxies in connection with any vote of the Issuer’s stockholders other than to recommend the approval of the Merger Agreement and the transactions contemplated thereby as provided in the Voting Agreements or (iv) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, any agreement with respect to a competing acquisition proposal.  Notwithstanding the foregoing, each Supporting Stockholder is permitted to participate in discussions and negotiations with any Person making an Acquisition Proposal, if (i) the Issuer is permitted under the Merger Agreement to enter into discussion or negotiations with respect to a competing Acquisition Proposal and (ii) such Supporting Stockholder’s participation in any discussions or negotiations is in conjunction with and ancillary to the Issuer’s discussions and negotiations.

The foregoing description of the Merger Agreement and the Voting Agreements do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Voting Agreements, which are filed as Exhibits 15, 16 and 17 to this Schedule 13D and are incorporated by reference herein.

A copy of the Merger Agreement is filed as Exhibit 15 to this Schedule 13D, and is incorporated by reference into this Item 4. A copy of the Icahn Voting Agreement is filed as Exhibit 16 to this Schedule 13D, and is incorporated by reference into this Item 4. A copy of the MHR Voting Agreement is filed as Exhibit 17 to this Schedule 13D, and is incorporated by reference into this Item 4. A copy of the ad-hoc-announcement by TRATON is filed as Exhibit 18 to this Schedule 13D, and is incorporated by reference into this Item 4. A copy of the joint press release issued by TRATON and the Issuer is filed as Exhibit 19 to this Schedule 13D, and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

The beneficial ownership percentages described in this Schedule 13D are based on 99,576,146 shares of Common Stock outstanding as of November 5, 2020, as represented by the Issuer in the Merger Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Merger Agreement, the Voting Agreements and the other matters set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit 15: Agreement and Plan of Merger, dated as of November 7, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 9, 2020).

Exhibit 16: Icahn Voting Agreement, dated as of November 7, 2020 (filed herewith).

Exhibit 17: MHR Voting Agreement, dated as of November 7, 2020 (filed herewith).

Exhibit 18: TRATON SE ad-hoc-announcement, dated as of November 7, 2020 (filed herewith).

Exhibit 19: TRATON SE and Navistar Joint Press Release, dated as of November 7, 2020 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRATON SE
9 November, 2020
Date
/s/ Matthias Gründler
Signature
Matthias Gründler, Chief Executive Officer
9 November, 2020
Date
/s/ Christian Schulz
Signature
Christian Schulz, Chief Financial Officer

VOLKSWAGEN AG
9 November 2020
Date
/s/ Matthias Gründler
Signature
Matthias Gründler, Chief Executive Officer of TRATON SE
9 November 2020
Date
/s/ Christian Schulz
Signature
Christian Schulz, Chief Financial Officer of TRATON SE